SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.  Name of company

    Prudential plc

2.  Name of director

    Mark Norbom

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    Director named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Director named above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

    N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    See additional information

7.  Number of shares / amount of stock acquired

    15,339

8.  Percentage of issued class

    Less than 0.0007%

9.  Number of shares/amount of stock disposed

    Nil

10. Percentage of issued class

    N/A

11. Class of security

    Shares of 5p each

12. Price per share

    N/A

13. Date of transaction

    2 March 2005

14. Date company informed

    2 March 2005

15. Total holding following this notification

    783,235

16. Total percentage holding of issued class following this notification

    Less than 0.04%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

    N/A

18. Period during which or date on which exercisable

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved: class, number

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A

22. Total number of shares or debentures over which options held following this notification

    N/A

23. Any additional information

    Release of shares awarded under the Prudential Employee Share Trust, as per the announcement made on 3 September 2004, AVS number 480185.

    The number of shares originally awarded were increased due to the Prudential Rights Issue, as per the announcement made on 22 December 2004, AVS 905759

24. Name of contact and telephone number for queries

    Jennie Webb, 0207 548 2027

25. Name and signature of authorised company official responsible for making this notification

    Vanessa Jones, Deputy Group Secretary, 020 7548 3805

Date of Notification

2 March 2005





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 March 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Vanessa Jones

                                              Vanessa Jones
                                              Deputy Group Secretary